VOWburger Company



ANNUAL REPORT

519 N Fairfax Ave

Los Angeles, CA 90036

0

https://vowburger.com

This Annual Report is dated April 29, 2022.

BUSINESS

VOWburger Company ("VOWburger") is a C-Corporation organized under the laws of the state of Delaware that sells plant-based fast food. VOWburger's business model consists of restaurant sales focused on a customer base primarily consisting of millennials and Generation Z. Our food is sold in California at our restaurant, as well as on our website. VOWburger is uniquely positioned to become a national leader in one of the fastest growing segments in the food industry through its highly rated product offerings, scalable operations, and emphasis on doing good.

The VOWburger brand started with VOW Brands LLC, a related company under common control, that opened a restaurant location on Fairfax (our pilot store) and was founded in Los Angeles, CA in 2019. VOWburger Company has purchased all intellectual property rights from VOW Brands LLC in June 2021, which include operations, recipes, trademarks, logos/branding, social media, customer lists, etc. VOW Brands LLC will retain ownership of the pilot store location VOWburger on Fairfax, while VOWburger Company will own 100% rights to all future locations. Officers and directors from VOW Brands LLC, Kevin Arca and Shahin Khorshidpanah, are the same as VOWburger Company. VOW Brands LLC assisted in the formation of VOWburger Company by paying for legal and formation fees; however, there will be no business dealings between the two companies beyond that.

Who We Are

We are a 100% plant based burger joint with a mission to promote sustainable foods and to fight food insecurity. We serve an all vegan menu including burgers, nashville chicken, breakfast, shakes, and specialty sauces. For every meal purchased, we donate one to someone in need. We strive to make it easy for people to have a positive impact on the environment and their community, and we do this through delicious food and a fun experience. We aim to disrupt the fast food industry and drive change for the better through what we eat.

Previous Offerings

Name: Common Stock

Type of security sold: Equity

Final amount sold: $10,000.00

Number of Securities Sold: 10,000,000

Use of proceeds: Initial issuance of securities for cash at $0.001 per share.

Date: July 31, 2021

Offering exemption relied upon: Section 4(a)(2)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2021 Compared to 2020

How long can the business operate without revenue:

In its current state, VOWburger Company does not have many expenses. Without opening new locations, which will comprise the majority of primary expenses, VOWburger Company can continue to operate without revenue generation for approximately 12 months, with funding from owners Kevin Arca and Shahin Khorshidpanah.

Foreseeable major expenses based on projections:

Major expenses will primarily be new real estate acquisition and opening costs of new locations, followed by labor, cost of goods sold, and occupancy costs.

Future operational challenges:

A potential future operational challenge may involve the current labor shortage. We plan to overcome this through creating the reputation of being a rewarding place to work including competitive pay and a good work environment with room for advancement. This also may be alleviated as the additional unemployment benefits expire in September of 2021.

Another is the reduction in available restaurant real estate locations that could potentially slow our expansion down from our projected timeline. As moratoriums are lifted, we should see an increase in locations becoming available.

Future challenges related to capital resources:

Some future challenges that may arise in regard to capital resources are rising costs specifically in the areas of food and food supplies and labor. As inflation continues to rise and available workers continues to be low as a result of the pandemic, these are two areas that can continue to rise putting additional pressure on target margin execution.

Future milestones and events:

We believe that this raise along with the profit from each future location will be sufficient to fuel our aggressive plans to expand in the short term. Achieving our expansion and unit-level economic goals will simultaneously attract quality franchisees to grow the brand while reducing risk and capital required from the company.

Liquidity and Capital Resources

At December 31, 2021, the Company had cash of $9,458.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

The Company does not have any material terms of indebtedness.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Kevin Arca

Kevin Arca's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: CEO, CFO, and Director

Dates of Service: July 22, 2021 - Present

Responsibilities: Restaurant operations, hiring and personnel management, finance, strategy, and growth. Kevin will be paid a monthly salary of $4,900.

Other business experience in the past three years:

Employer: VOW Brands LLC

Title: Co-Founder

Dates of Service: March 25, 2019 - Present

Responsibilities: Operations, team, menu design, finance, strategy and execution.

Other business experience in the past three years:

Employer: Tesla

Title: Sales & Delivery Operations Manager

Dates of Service: September 01, 2018 - March 07, 2019

Responsibilities: Working with different teams to create, improve, and execute processes on national scale, as well as traveling to different teams throughout US to train and drive performance.

Name: Shahin Khorshidpanah

Shahin Khorshidpanah's current primary role is with Tesla. Shahin Khorshidpanah currently services 20 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: President, Secretary, and Director

Dates of Service: July 22, 2021 - Present

Responsibilities: Branding, digital management, strategy, and social. Shahin will be paid a monthly salary of $2,100.

Other business experience in the past three years:

Employer: Tesla

Title: Sr. Manager Used Car Operations, North America/Pacific

Dates of Service: August 27, 2013 - Present

Responsibilities: Used car operations. Shanin has also held other roles: Sales (2013-2014); Regional Remarketing Manager, Southwest (2014-2015); Regional Sales/Delivery Manager, Mid-Atlantic (2015-2017); General Manager Used Cars, EMEA (2017-2018); and Sr. Manager Used Car Operations, Global (2018-2019).

Other business experience in the past three years:

Employer: VOW Brands LLC

Title: Co-Founder

Dates of Service: March 25, 2019 - Present

Responsibilities: Branding, Digital, Strategy, and Social

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2021, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock

Stockholder Name: Kevin Arca

Amount and nature of Beneficial ownership: 7,000,000

Percent of class: 70.0

Title of class: Common Stock

Stockholder Name: Shahin Khorshidpanah

Amount and nature of Beneficial ownership: 3,000,000

Percent of class: 30.0

RELATED PARTY TRANSACTIONS

Name of Entity: VOW Brands LLC

Names of 20% owners: Kevin Arca - 70%; Shahin Khorshidpanah - 30%

Relationship to Company: 20%+ Owner

Nature / amount of interest in the transaction: The Company entered into an intellectual property license agreement with VOW Brands, LLC, on July 22, 2021. Whereas the Company obtained a license to use the intellectual property of VOW Brands, LLC, in connection with its existing restaurant.

Material Terms: The term of the agreements will continue for 10 years, or upon termination.

OUR SECURITIES

The company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 972,726 of Common Stock.

Common Stock

The amount of security authorized is 12,000,000 with a total of 10,000,000 outstanding.

Voting Rights

1 vote per share.

Material Rights

Voting Rights of Securities Sold in this Offering. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Uncertain Risk

An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the common stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections

There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess

The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited

Any common stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed

The Company, is offering common stock in the amount of up to $1.07M in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

We are reliant on one main type of service

All of our current services are variants on one type of service, providing plant-based fast casual food. Our revenues are therefore dependent upon the QSR market.

Minority Holder; Securities with Voting Rights

The common stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds

The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected

Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition

We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are competing against other recreational activities

Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities.

We are an early stage company and have not yet generated any profits

VOWburger Co. was formed in July 2021. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. VOWburger Co. has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the future or generate sufficient revenues to pay dividends to the holders of the shares.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell product is dependent on government regulation such as the FDA (Food and Drug Administration) and other relevant laws. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

Future capital raises

As we continue to grow and expand operations, we will look into taking on debt and utilize our credit to secure possible future loans. If the directors of the company see issuing more equity is favorable, then we reserve the right to do so. Securing these additional investors could require pricing our company below its current market value. In the event this happens, your percentage would be decreased with the addition of more investors. In the event, we are not able to bring on new investors or take on additional credit, the value of your investment would be the intellectual property.

Additional capital raises may impact your investment

We would most likely look into issuing further types of equity, preferred or common stock or even debt. These capital raises may take on additional funds required and could impact our operations and your investment. Also, these other types of investment could have voting rights or other additional rights than your common stock. If we raise these other types of capital, this could be done so by giving out a lower price per share and possibly reducing our value as a company.

Use of funds and executive/strategic decision making

We are constantly looking at our plans and positioning the company to be in the best possible position for success. The choices we have currently made in use of funds could change at the discretion of the directors and management. This is our best guess on how we would utilize the proceeds; however, this could change in the future as we adapt to different strategies and market changes.

Forecasts and financial planning

All future estimates and forecasts are based on our best guess estimate of current market conditions. These hypotheticals are based on the number of factors we have identified. Variables may change and this could impact future forecasts. Thus, actual results may vary.

Market dynamics and risk of investment

Investing in early stage companies carry significant risks. The plant-based burger market has a number of competitors with more joining. Others could enter the industry with much larger resources and market share. VOWburger Co. was formed in July 2021. This newly formed company has a limited track record. Our current and proposed operations are subject to risks with any newly formed company. We may have inconsistent financial results and may not be profitable for the forceable future.

Future macro and micro economic risks

There could be future events that impact our operations, such as pandemics, global climate events, labor shortages, and supply chain issues. All of these events could have substantial risk to our business plan and could cause us to fail. Some of these events and others are beyond our control and could negatively impact your investment.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 29, 2022.

VOWburger Company

By   /s/ *Kevin Arca*

       Name: VOWburger Company

       Title: CEO

Exhibit A

FINANCIAL STATEMENTS



VOWburger Company

REVIEWED FINANCIAL STATEMENTS
July 31, 2021

VOWburger Company

FINANCIAL STATEMENTS
July 31, 2021

Table of Contents





F&A

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

FRUCI & ASSOCIATES II
A Professional Limited Liability Company

Members of:
WSCPA
AICPA
PCPS

802 North Washington
PO Box 2163
Spokane, Washington
99210-2163

P 509-624-9223
TF 1-877-264-0485
mail@fruci.com
www.fruci.com

To the Board of Directors
VOWburger Company
Los Angeles, California

We have reviewed the accompanying financial statements of VOWburger Co. (a C-corporation) which comprise the balance sheet as of July 31, 2021, and the related statements of operations, stockholders' equity, and cash flows for the period of July 23, 2021 (inception) to July 31, 2021, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Substantial Doubt About the Company's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has limited length of operations and are pre-revenue and has stated that substantial doubt exists about the Company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Accountants' Responsibility

Our responsibility is to conduct the review engagement accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the American Institute of Certified Public Accountants. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountants' Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Fruci & Associates II, PLLC

Spokane, Washington
September 10, 2021

VOWburger Company
BALANCE SHEET

July 31, 2021 (unaudited)

Assets

		July 31, 2021
Current assets		
Subscription Receivable	$	10,000
Total current assets		10,000
Total assets	$	10,000

Liabilities and Stockholders' Equity (Deficit)

Current liabilities		
Accounts payable - related party	$	7,787
Total current liabilities		7,787
Total liabilities		7,787
Stockholders' equity (deficit)		
Common stock, $0.0001 par value, 11,000,000 shares authorized; 10,000,000 shares issued and outstanding		1,000
Additional paid-in capital		9,000
Accumulated Deficit		(7,787)
Total stockholders' equity (deficit)		2,213
Total liabilities and stockholders' equity (deficit)	$	10,000

See independent accountants' review report and accompanying notes to the financial statements.

-2-

VOWburger Company
STATEMENT OF OPERATIONS

Period of July 23, 2021 (inception) to July 31, 2021 (unaudited)

	July 31, 2021
Sales	$ -
Operating expenses	
General & administrative	7,787
Total operating expenses	7,787
Operating loss	(7,787)
Other income (expenses)	-
Net loss	$ (7,787)

See independent accountants' review report and accompanying notes to the financial statements.

-3-

VOWburger Company
STATEMENTS OF STOCKHOLDERS' EQUITY

Period of July 23, 2021 (inception) to July 31, 2021 (unaudited)

| | Common Stock | | Additional | Accumulated | |
	Shares	Amount	Paid-In Capital	Deficit	Total
Balance, July 23, 2021 (inception)	-	$ -	$ -	$ -	$ -
Common stock issued for cash	10,000,000	1,000	9,000	-	10,000
Net loss	-	-	-	(7,787)	(7,787)
Balance, July 31, 2021	10,000,000	$ 1,000	$ 9,000	$ (7,787)	$ 2,213

See independent accountants' review report and accompanying notes to the financial statements.

-4-

VOWburger Company
STATEMENTS OF CASH FLOWS

Period of July 23, 2021 (inception) to July 31, 2021 (unaudited)

	July 31, 2021
Cash flows from operating activities	
Net income	$ (7,787)
Adjustments to reconcile net income to net cash	
provided by (used in) operating activities:	
Increase (decrease) in liabilities:	
Accounts payable - related party	7,787
Net cash provided by (used in) operating activities	-
Cash flows from investing activities	-
Net cash provided by (used in) investing activities	-
Cash flows from financing activities	
Common stock issued for cash	-
Net cash provided by (used in) financing activities	-
Net increase (decrease) in cash and cash equivalents	-
Cash and cash equivalents at beginning of year	-
Cash and cash equivalents at end of year	$ -
Supplement Noncash Investing and Financing Activities	
Stock subscription receivable	$ 10,000
Supplemental Disclosure	
Interest paid	$ -
Taxes paid	$ -

See independent accountants' review report and accompanying notes to the financial statements.

-5-

Note 1 – Nature of Business and Summary of Significant Accounting Policies

This summary of significant accounting policies of VOWburger Company ("VOWburger" or "the Company") is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management who is responsible for their integrity and objectivity.

Business activities

VOWburger Company was formed on July 23 of 2021 as a C-Corporation and is headquartered in Los Angeles, California.

VOWburger's mission is to accelerate the adoption of sustainable foods worldwide, while helping to fight hunger in our local communities. The Company vows to utilize 100% plant-based with sustainability in mind for everything they do, to donate a meal for every meal purchased, and to provide amazing food and an incredible experience.

Basis of presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). In the opinion of management, all adjustments considered necessary for a fair presentation have been included. All such adjustments are normal and recurring in nature. The Company's fiscal year end is December 31.

Estimates

Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets, liabilities, revenues and expenses and disclosure of contingent assets and liabilities. Any estimates made by management have been done in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

Note 2 – Going Concern

The accompanying financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the recoverability of assets and the satisfaction of liabilities in the normal course of business.

The Company has limited length of operations and are pre-revenue which, among other factors, raises substantial doubt about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt or the sale of stock, its ability to continue profitable sales of its flagship product and services, and its ability to generate positive operational cash flow.

Management has determined, based on its recent history and its liquidity issues that it is not probable that management's plan will sufficiently alleviate or mitigate, to a sufficient level, the relevant conditions or events noted above. Accordingly, the management of the Company has concluded that there is substantial doubt about the Company's ability to continue as a going concern within one year after the issuance date of these financial statements.

There can be no assurance that the Company will be able to achieve or maintain cash-flow-positive operating results. If the Company is unable to generate adequate funds from operations or raise sufficient additional funds, the Company may not be able to repay its existing debt, continue to develop its product, respond to competitive pressures, or fund its operations. The financial statements do not include any adjustments that might result from this uncertainty.

Note 3 – Equity

During the period ended July 31, 2021 the Company sold 10,000,000 shares of common stock for cash at $0.001 per share pursuant to Stockholder Agreement. As of July 31, 2021, the cash had not been received and resulted in a $10,000 stock subscription receivable.

As of July 31, 2021, and subsequent through the date of this report, there were no options, warrants, or other shares issued.

Note 4 – Related Party Transactions

VOW Brands, LLC, an entity under common control, paid expenses on behalf of the Company during the period under review. As of July 31, 2021, the Company recorded $7,787 in accounts payable – related parties.

During the period under review, the Company issued 7,000,000 shares of common stock at $.001 per share to Kevin Arca, CEO, for total consideration of $7,000. See Note 3 – Equity above.

During the period under review, the Company issued 3,000,000 shares of common stock at $.001 per share to Shahin Khorshidpanah, President, for total consideration of $3,000. See Note 3 – Equity above.

The Company entered into an intellectual property license agreement with VOW Brands, LLC, on July 22, 2021. Whereas the Company obtained a license to use the intellectual property of VOW Brands, LLC, in connection with its existing restaurant. The term of the agreements will continue for 10 years, or upon termination.

Note 5 – Income Taxes

The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances, and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, the Company's policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements. The Company has determined that there are no material uncertain tax positions as of July 31, 2021, and subsequent through the date of this report.

As the Company was formed on July 23, 2021, there are no other income tax provisions as of July 31, 2021, and subsequent through the date of this report.

Note 6 – Risks and Uncertainties

The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

In December 2019, a novel strain of coronavirus (COVID-19) was reported in Wuhan, China and has spread throughout the United States and the rest of the world. The World Health Organization has declared the outbreak to constitute a "Public Health Emergency of International Concern." This contagious disease outbreak, which has not been contained, and is disrupting supply chains and affecting production and sales across a range of industries in United States and other companies as a result of quarantines, facility closures, and travel and logistics restrictions in connection with the outbreak, as well as the worldwide adverse effect to workforces, economies, and financial markets, leading to a global economic downturn. As a result, the Company experienced a negative impact to its operating results. Regarding future operations, the related financial impact and duration cannot be reasonably estimated at this time.

Note 7 – Subsequent Events

Management has evaluated subsequent events through September 10, 2021, which is the date these financial statements were available to be issued and noted no subsequent events for disclosure.

CERTIFICATION

I, Kevin Arca, Principal Executive Officer of VOWburger Company, hereby certify that the financial statements of VOWburger Company included in this Report are true and complete in all material respects.

Kevin Arca

CEO